UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Liberated Syndication, Inc.
(Name of Issuer)

Common Stock, $0.001 par value (Title of Class of Securities)

53013F100
(CUSIP Number)

Michael D. Pinnisi
Hudson Executive Capital LP
c/o Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
(212) 521-8495

Copies to:

Richard M. Brand
Braden McCurrach
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d- 7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53013F100	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSON Hudson Executive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%(1)
14	TYPE OF REPORTING PERSON PN, IA
(1)
Calculated based on 35,118,368 shares of outstanding common stock, $0.001 par value per share, of Liberated Syndication, Inc. (the “Company”), which includes 26,401,696 shares outstanding as disclosed in the Stock Purchase Agreement, dated March 29, 2021, by and among Liberated Syndication Inc. and the purchasers set forth therein (the “Stock Purchase Agreement”) filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 31, 2021 (the “Form 8-K”), 6,633,338 shares issued in connection with the closing of the private placement described in the Form 8-K, and 2,083,334 shares issued in connection with the Company's acquisition of AdvertiseCast, LLC.

CUSIP No. 53013F100	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSON HEC Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%(2)
14	TYPE OF REPORTING PERSON PN, IA
(2)
Calculated based on 35,118,368 shares of outstanding common stock, $0.001 par value per share, of the Company, which includes 26,401,696 shares outstanding as disclosed in the Stock Purchase Agreement filed as Exhibit 10.1 to the Form 8-K, 6,633,338 shares issued in connection with the closing of the private placement described in the Form 8-K, and 2,083,334 shares issued in connection with the Company's acquisition of AdvertiseCast, LLC.

CUSIP No. 53013F100	SCHEDULE 13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSON Douglas L. Braunstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%(3)
14	TYPE OF REPORTING PERSON IN
(3)
Calculated based on 35,118,368 shares of outstanding common stock, $0.001 par value per share, of the Company, which includes 26,401,696 shares outstanding as disclosed in the Stock Purchase Agreement filed as Exhibit 10.1 to the Form 8-K, 6,633,338 shares issued in connection with the closing of the private placement described in the Form 8-K, and 2,083,334 shares issued in connection with the Company's acquisition of AdvertiseCast, LLC.

CUSIP No. 53013F100	SCHEDULE 13D	Page 5 of 7 Pages

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, $0.001 per share (the “Shares”), of Liberated Syndication, Inc., a company organized under the laws of the State of Nevada (the “Company”). The principal executive offices of the Company are located at 5001 Baum Boulevard, Suite 770, Pittsburgh, Pennsylvania 15213.

The Reporting Persons (as defined below) beneficially own an aggregate of 2,400,000 Shares (the “Subject Shares”). The Subject Shares represent approximately 6.8% of the issued and outstanding Shares based on 35,118,368 Shares outstanding, which includes 26,401,696 Shares outstanding as disclosed in the Stock Purchase Agreement filed as Exhibit 10.1 to the Form 8-K, 6,633,338 Shares issued in connection with the closing of the private placement described in the Form 8-K, and 2,083,334 shares issued in connection with the Company's acquisition of AdvertiseCast, LLC.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is being filed by Hudson Executive Capital LP, a Delaware limited partnership (“Hudson Executive”), HEC Management GP LLC, a Delaware limited liability company (“Management GP”), and Douglas L. Braunstein (together with Hudson Executive and Management GP, the “Reporting Persons”).

(b) The principal business address of the Reporting Persons is c/o Hudson Executive Capital LP,  c/o Cadwalader, Wickersham & Taft LLP, 200 Liberty Street, New York, NY 10281.

(c) Hudson Executive’s principal business is to serve as investment advisor to certain affiliated investment funds (the “HEC Funds”). Management GP’s principal business is to serve as the general partner of Hudson Executive. The principal occupation of Mr. Braunstein is to serve as the Managing Partner of Hudson Executive and the Managing Member of Management GP.

(d) None of the Reporting Persons, nor any of their officers or managing directors, have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor any of their officers or managing directors, have during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Hudson Executive is a Delaware limited partnership. Management GP is a Delaware limited liability company. Mr. Braunstein is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date hereof, the Reporting Persons are deemed to beneficially own the Subject Shares as detailed in Items 1 and 5. The aggregate purchase price for the Subject Shares is $9,000,000 (inclusive of brokerage commissions and other costs of execution).

The source of funding for the transactions pursuant to which the Reporting Persons obtained beneficial ownership of the Subject Shares was derived from the respective capital of the HEC Funds.

ITEM 4. PURPOSE OF TRANSACTION

On March 29, 2021, the HEC Funds entered into a Stock Purchase Agreement (the “SPA”) with the Company and certain other purchasers for the purchase by the HEC Funds of an aggregate of 2,400,000 Shares at $3.75 per Share (the “Purchase Price”), for an aggregate purchase price of $9,000,000 and, on June 3, 2021, the HEC Funds acquired the Subject Shares from the Company. The HEC Funds purchased the shares in a private placement exempt from the registration requirements under the Securities Act of 1933 (the “Private Placement”).  The SPA contains customary representations and warranties and provides the HEC Funds with certain preemptive rights until the earlier of the one-year anniversary of the closing of the Private Placement and the listing of the Shares on the New York Stock Exchange or Nasdaq Stock Market.  The closing of the Private Placement was conditioned upon, among other things, the closing of the transactions contemplated by the Membership Interest Purchase Agreement (the “MIPA”), by and among the Company, AdvertiseCast, LLC (“AdvertiseCast”), the members of AdvertiseCast, Dave Hanley, and Trevr Smithlin, as Member Representative, under which the Company agreed to acquire all of the issued and outstanding equity interests in AdvertiseCast (the “Acquisition”).  The Private Placement closed on June 3, 2021 simultaneous with the closing of the Acquisition. In connection with the closing of the Private Placement, the HEC Funds entered into (i) a Registration Rights Agreement, dated June 3, 2021, with the Company pursuant to which the Company agreed to file a registration statement covering the resale of the shares, subject to the terms and conditions set forth therein; and (ii) an Amendment No. 1 to the SPA, dated May 31, 2021, to extend the Outside Date (as defined in the SPA) from May 31, 2021 to June 11, 2021 (the "Amendment"). The foregoing summary descriptions of the SPA, the Registration Rights Agreement and the Amendment do not purport to be complete and are qualified in their entirety by reference to the full text thereof, the forms of which are filed as Exhibits 99.1, 99.2 and 99.3 hereto and are incorporated herein by reference in their entirety.

The Reporting Persons acquired the Subject Shares in the belief that the Shares are undervalued and are an attractive investment.  Certain of the Reporting Persons have had and may continue to have discussions with the Company’s management and board of directors (the “Board”) to discuss the Company’s business, strategies and corporate governance. The Reporting Persons may seek to have additional conversations with the management, the Board, and stockholders of the Company, and other persons to discuss the Company’s business, strategies, corporate governance and other matters related to the Company.

CUSIP No. 53013F100	SCHEDULE 13D	Page 6 of 7 Pages

The Reporting Persons intend to review their respective investment in the Company on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Company’s financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take such actions with respect to the investment in the Company as they deem appropriate, including: (i) proposing changes in the Company’s operations, management, Board or governance; (ii) acquiring additional Shares and/or other equity, debt, notes or other securities of the Company, or derivative or other instruments that are based upon or relate to the value of the Shares or the Company (collectively, “Securities”) in the open market or otherwise; (iii) disposing of any or all of their Securities in the open market or otherwise; (iv) engaging in any hedging or similar transactions with respect to the Securities; or (v) considering, proposing or otherwise engaging in one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) Information about the number and percentage of Shares beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein.

Hudson Executive, as the investment adviser to the HEC Funds, may be deemed to share power to vote or direct the vote of (and share power to dispose or direct the disposition of) the Subject Shares.

Management GP, as the general partner of Hudson Executive, may be deemed to share power to vote or direct the vote of (and share power to dispose or direct the disposition of) the Subject Shares.

By virtue of his role with respect to Hudson Executive and Management GP, Mr. Braunstein may be deemed to share power to vote or direct the vote of (and share power to dispose or direct the disposition of) the Subject Shares and, therefore, each of Mr. Braunstein, Management GP and Hudson Executive may be deemed to be a beneficial owner of the Subject Shares.

(c) Except as described in Item 4 above, none of the Reporting Persons has effected any transactions in the Shares during the past 60 days.

(d) The HEC Funds have the right to receive dividends from, and the proceeds from the sale of, the Subject Shares. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement of the Reporting Persons

Exhibit 99.1
Stock Purchase Agreement, dated March 29, 2021, by and among Liberated Syndication Inc. and the purchasers set forth therein (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 31, 2021 and incorporated by reference herein).

Exhibit 99.2
Amendment No. 1 to Stock Purchase Agreement, dated May 31, 2021, by and among Liberated Syndication Inc. and the purchasers set forth therein (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 7, 2021 and incorporated by reference herein).

Exhibit 99.3
Registration Rights Agreement, dated June 3, 2021, by and among Liberated Syndication Inc. and the purchasers set forth therein (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 7, 2021 and incorporated by reference herein).

CUSIP No. 53013F100	SCHEDULE 13D	Page 7 of 7 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2021

HUDSON EXECUTIVE CAPITAL LP
By:	HEC Management GP LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

HEC MANAGEMENT GP LLC

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein
Douglas L. Braunstein